Exhibit 99.1

Medigus - ADR Free Issuance Announcement

OMER, Israel, June 24, 2015 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, announced that BNY Mellon’s Depositary Receipts Division is offering free issuances for conversions of Medigus’ ordinary shares into Medigus’ American Depositary Receipts (ADRs) (NASDAQ: MDGS) and will waive the issuance fee for the period 1 June 2015 to the 31 August 2015 inclusive. Please contact the individual listed below to complete your transaction, as this will need to be verified in advance for operational purposes. The Bank of New York Mellon is serving as depositary for Medigus. Each ADR of Medigus represents 100 ordinary shares of Medigus Ltd.

For additional information, please visit BNY Mellon’s website at www.adrbny.com or contact:
Arlene C. Villareal
Phone: 1 212-815-8162
Email: arlene.villareal@bnymellon.com

Depositary Receipts are not insured by the FDIC or any other government agency, are not deposits or other obligations of, and are not guaranteed by BNY Mellon, and are subject to investment risks including possible loss of principal amount invested. This announcement and the information contained herein is provided for general informational purposes only. BNY Mellon does not warrant or guarantee the accuracy, timeliness or completeness of this information. BNY Mellon provides no advice or recommendation or endorsement with respect to any company or securities. Nothing herein shall be deemed to constitute an offer to sell or a solicitation of an offer to buy securities. An offering is made by means of a prospectus only. BNY Mellon is regulated by the FSA.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is a pioneer developer of a unique proprietary endoscopic device, the MUSETM system, to treat gastroesophageal reflux disease (GERD), one of the most common chronic diseases in the western world. As an expert in micro-endoscopic devices, Medigus has developed a range of micro CMOS (complementary metal-oxide semiconductor) and CCD (charge-coupled device) video cameras, including micro ScoutCamTM 1.2, which the company believes is the smallest in the world. These innovative cameras are suitable for both medical and industrial applications. The MUSE system incorporates Medigus' revolutionary micro ScoutCam technology. Based on its proprietary technologies, Medigus designs and manufactures endoscopy and micro camera systems for partner companies, including major players in the medical and industrial fields. The company is committed to providing integrated solutions to meet all of its customer's imaging needs. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company's advanced technology, please visit www.medigus.com.

Forward-Looking Statements
This press release may contain statements that are "Forward-Looking Statements," which are based upon the current estimates, assumptions and expectations of the company's management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as "anticipate," "believe," "envision," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. By their nature, Forward-Looking Statements involve uncertainties which may cause future results of the company's activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, regulatory, legislative and policy changes, and clinical results. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

INVESTOR RELATIONS:
Miri Segal-Scharia
Hayden/ MS-IR LLC
917-607-8654
msegal@ms-ir.com

MEDIA CONTACT:
Chantal Beaudry/Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com